March 30, 2006
Michele Gohlke
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Solectron Corporation
Form 10-K for the Fiscal Year Ended August 26, 2005
Form 10-Q for the Quarter Ended November 25, 2005
SEC File No. 001-11098
Dear Ms. Gohlke:
          We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 2, 2006, relating to Solectron Corporation’s Form 10-K for the fiscal year ended August 26, 2005 and Solectron Corporation’s Form 10-Q for the quarter ended November 25, 2005 (File No. 001-11098).
          We acknowledge that:
•	Solectron Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Solectron Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
          Form 10-K for the Fiscal Year Ended August 26, 2005
          Selected Financial Data, page 13

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

Comment:
1.	Revise in future filings to briefly highlight and describe to the reader in a narrative discussion preceding the table or in notes to the table those material items, such as discontinued operations, restructuring charges, and impairment charges that affect the comparability of the information reflected in selected financial data. Refer to Item 301 of Regulation S-K.

Response:

We will revise our disclosure in future filings to include both additional line items in the table and a footnote discussion of those material items which affect the comparability of the information reflected in the table. For the benefit of your review, we have set forth below language based on the Selected Financial Data table in our most recent 10-K as an example of language that would, where appropriate, appear in future filings consistent with the Staff’s comments.

Item 6.	Selected Financial Data
     The following selected historical financial information of Solectron has been derived from the historical consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes included therein. Certain material items, such as discontinued operations, restructuring and impairment charges, and other items may affect the comparability of this information from period to period. For further discussion of factors that could affect comparability of these consolidated financial statements, see the notes following the table.
Five-Year Selected Financial Highlights

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

Consolidated Statement of Operations Data (in millions, except per share data)

		Twelve Months Ended August 31
	2005	2004	2003	2002	2001
					(unaudited)
Net sales	$10,441.1	$11,638.3	$9,828.3	$10,738.7	$17,436.9
Cost of sales	9,868.8	11,068.6	9,388.4	10,234.8	16,187.7

Gross profit	572.3	569.7	439.9	503.9	1,249.2
Operating expenses:
Selling, general and administrative	412.8	446.7	566.9	661.4	703.2
Restructuring and impairment costs (1)	91.1	177.9	604.8	787.7	510.9
Goodwill amortization expense (2)					138.4
Acquisition costs (3)					23.9
Goodwill impairment costs (4)			1,620.1	2,500.0	—

Operating income (loss)	68.4	(54.9)	(2,351.9)	(3,445.2)	(127.2)

Interest and other income (expense)	(63.2)	(210.8)	(131.5)	(74.1)	0.9

Income (loss) from continuing operations before income taxes	5.2	(265.7)	(2,483.4)	(3,519.3)	(126.4)
Income tax expense (benefit)	15.7	(3.3)	525.5	(450.0)	(35.9)

Income (loss) from continuing operations	$(10.5)	$(262.4)	$(3,008.9)	$(3,069.3)	$(90.5)

Discontinued operations:
Income (loss) from discontinued operations	$16.8	$93.7	$(331.7)	$(59.1)	$(31.7)
Income tax expense (benefit)	2.9	8.7	112.0	(18.7)	1.7

(Loss) income on discontinued operations	13.9	85.0	(443.7)	(40.4)	(33.4)

Net income (loss)	$3.4	$(177.4)	$(3,452.6)	$(3,109.7)	$(123.9)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.01)	$(0.30)	$(3.63)	$(3.93)	$(0.14)
Discontinued operations	0.01	0.10	(0.54)	(0.05)	(0.05)

Basic and diluted net income (loss) per share	$0.00	$(0.20)	$(4.17)	$(3.98)	$(0.19)

Consolidated Balance Sheet Data (in millions)*:

	August 31
	2005	2004	2003	2002	2001
					(unaudited)
Working capital	$2,009.4	$2,476.8	$1,696.6	$3,652.8	$6,013.0
Total assets	5,257.8	5,864.0	6,570.3	10,990.0	13,078.4
Long-term debt	540.9	1,221.4	1,816.9	3,180.2	5,027.5
Stockholders’ equity	2,444.2	2,418.9	1,471.7	4,771.4	5,148.9

(1)	Restructuring and impairment costs consist of the following:

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

•	2005 – (a) $55.2 million of restructuring charges, principally arising from a new plan to consolidate facilities, reduce the workforce in Europe and North America, and impair certain long-lived assets, and (b) a $35.9 million impairment of intangible assets in connection with the sale of a facility in Japan.

•	2004 – (a) $130.4 million of restructuring charges and (b) a $47.5 million impairment of an intangible asset arising from our disengagement from certain product lines.

•	2003 – (a) $433.1 million of restructuring charges and (b) $171.7 million of impairment charges as the result of reduced expectations of sales to be realized under certain supply agreements.

•	2002 – (a) $596.5 million of restructuring charges and (b) $191.2 million of impairment charges as the result of reduced expectations of sales to be realized under certain supply agreements.

•	2001 – $510.9 million of restructuring charges.
(2)	Goodwill amortization expense – Effective with its adoption of SFAS 142 at the beginning of fiscal year 2002, Solectron ceased amortizing goodwill.

(3)	Acquisition costs – During 2001, Solectron incurred various one-time charges in connection with its acquisition of Nat Steel.

(4)	Goodwill impairments of approximately $1.6 billion and $2.5 billion, respectively, were recorded in FY 2003 and FY 2002, respectively, as a result of significant negative industry and economic trends impacting Solectron’s operations and stock price.
Management’s Discussion and Analysis, page 14

Critical Accounting Policies and Estimates, page 16

Comment:

2.	Revise this section in future filing to follow the guidance provided in FR-60 and FR-72. In addition to identifying in MD&A all significant estimates, include a discussion of the methodology used by management in determining these particular estimates and the likelihood that materially different amount would be reported under different conditions or using different methods. Your discussion should not merely repeat the information included in your significant accounting policies.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

Response:
We will revise this section in future filings as requested. For the benefit of your review, we have set forth below suggested language, based on our most recent 10-K, that where appropriate, would appear substantially as follows:
Critical Accounting Policies and Estimates
        Management is required to make judgments, assumptions and estimates that affect the amounts reported when we prepare consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the United States. Note 1, “Summary of Significant Accounting Policies,” to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended August 31, 2005 describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Estimates are used for, but not limited to, our accounting for revenue recognition, inventory valuation, allowance for doubtful accounts, goodwill, intangible assets, restructuring and related impairment costs, income taxes, loss contingencies and stock-based compensation. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition
          Solectron principally generates revenue from the manufacture of products for customers, the repair of both in-warranty and out-of-warranty products, and the provision of supply chain services. Solectron recognizes revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured.
          We record reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Such incentive programs include premium payments and rebates. Premium payments are up-front payments to customers at program inception, made as a part of a competitive bidding arrangement, and sometimes in lieu of acquiring manufacturing assets and workforce from the customer. Premium payments are recognized either up-front or over time based on the terms of the customer agreement. In order to recognize a premium over time, the customer agreement must clearly state that we are entitled to a refund of the premium payment from the customer, either pro rata or otherwise, if certain production levels are not achieved. Where such contractual recovery provisions exist, we believe that a

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

probable future economic benefit exists and, thus, establish an asset, which is amortized against revenue as product and/or service delivery occurs under the contract. When the contractual recovery provisions do not exist, we record the premium payment as an immediate up-front reduction of revenues. For those incentives that require the estimation of future sales, such as for rebates, we use historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals are recorded. To date, these adjustments have not been material.
     From time-to-time, Solectron includes an extended warranty at the time of product shipment. The revenue associated with the extended warranty is deferred and recognized over the extended warranty period.
     Certain customer arrangements require evaluation of the criteria outlined in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when Solectron is primarily obligated in a transaction, is subject to general and physical inventory risk, has latitude in establishing prices, has discretion in selecting suppliers, changes the product or performs the service, is involved in the determination of product or service specifications, and has credit risk, or has several but not all of these indicators, revenue is recorded gross. If several of these indicators are not present, Solectron generally records the net amounts as commissions earned. For example, in a situation where a customer retains ownership of the materials utilized in their products, Solectron would generally only recognize revenue on a net basis.
Inventory Valuation
       Our inventories are stated at the lower of weighted average cost or market. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand, as well as other factors that may influence the recoverability of inventories. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. Our provisions for excess and obsolete inventory are also impacted by our contractual arrangements with our customers including our ability or inability to re-sell such inventory to them. If actual market conditions or our customers’ product demands are less favorable than those projected or if our customers are unwilling or unable to comply with any contractual arrangements related to excess and obsolete inventory, additional provisions may be required. If an additional .2% to .5% of our inventory were determined to be excess and obsolete at August 31, 2005, our fiscal 2005 gross profit and operating income from continuing operations before income taxes would have each decreased by $2.2 million to $5.5 million.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

     Allowance for Doubtful Accounts
     Another area of judgment affecting reported revenue and net income is management’s estimate of receivables that will ultimately be collected. We evaluate the collectibility of our accounts receivable based on a combination of factors. When we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations to us, we record a specific allowance against amounts due to us and thereby reduce the net receivable to the amount we reasonably believe is likely to be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and our historical experience. If the financial condition of our customers deteriorates or if economic conditions worsen, additional allowances may be required. Using this information, management reserves an amount that is believed to be uncollectible. Based on management’s analysis of uncollectible accounts, reserves totaling $22.3 million or 1.9% of the gross accounts receivable balance were established at August 31, 2005, compared with $35.7 million or 2.3% of the gross accounts receivable balance at August 31, 2004.
     Goodwill
     In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, we review the carrying amount of goodwill for impairment on an annual basis during the fourth quarter (as of June 1). Additionally, we perform an impairment assessment of goodwill whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. Significant changes in circumstances can be both internal to our strategic and financial direction, as well as changes to the competitive and economic landscape. We have determined that there is a single reporting unit for the purpose of goodwill impairment tests under SFAS No. 142. For purposes of assessing the impairment of our goodwill, we estimate the value of the reporting unit using our market capitalization as the best evidence of fair value. This fair value is then compared to the carrying value of the reporting unit. If the fair value of the reporting unit is less than its carrying value, we then allocate the fair value of the unit to all the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit’s fair value was the purchase price to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The process of evaluating the potential impairment of goodwill is subjective and requires judgment at many points during the test including future revenue forecasts, discount rates and various reporting unit allocations. During fiscal year 2003, Solectron recorded a $1.6 billion goodwill

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

impairment as a result of significant negative industry and economic trends impacting Solectron’s operations and stock price.
     Intangible Assets
     Intangible assets consist of supply agreements, intellectual property, and contractual and non-contractual customer relationships obtained in acquisitions. Intangible assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Intangible assets subject to impairment testing whenever events or changes in circumstances indicate total $24.8 million as of August 31, 2005. The carrying amount of an intangible asset is not recoverable if its carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment is measured by comparing the intangible assets’ carrying amounts to the fair values as determined using discounted cash flow models. There is significant judgment involved in determining these cash flows. During fiscal years 2004 and 2003, respectively, Solectron recorded impairments of intangible assets in connection with our disengagement from certain product lines and as a result of reduced expectations of sales to be realized under certain supply agreements, respectively.
       Restructuring and Related Impairment Costs
       Over the past few years, we have recorded restructuring and impairment costs as we rationalized our operations in light of customer demand declines and the economic downturn. These measures, which included reducing the workforce, consolidating facilities and changing the strategic focus of a number of sites, were largely intended to align our capacity and infrastructure to anticipated customer demand and transition our operations to lower cost regions. These restructuring measures were undertaken in accordance with restructuring plans that were reasonable, probable and unlikely of significant change at the time of plan establishment. These restructuring and impairment costs include employee severance and benefit costs, costs related to leased facilities abandoned and subleased, impairment of owned facilities no longer used by us which will be disposed, costs related to leased equipment that has been abandoned, and impairment of owned equipment that will be disposed. For owned facilities and equipment, the impairment loss recognized was based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets.
       Severance and benefit costs are recorded in accordance with SFAS No. 112, “Employer’s Accounting for Postemployment Benefits,” as we concluded that we had a substantive severance plan based on past restructuring actions in many of the geographies in which we operate. These costs are recognized when Solectron management has committed to a formal restructuring plan and the severance costs are probable and estimable. We apply the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” relating to one-time

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

termination benefits to both (1) severance activities in geographies where we do not have a substantive severance plan and (2) situations in which the severance benefits offered to employees within a given geography are in excess of those offered under prior restructuring plans. Severance costs accounted for under SFAS No. 146 are recognized when Solectron management has committed to a restructuring plan and communicated those actions to employees. Our estimate of severance and benefit costs assumptions is subjective as it is based on estimates of employee attrition and assumptions about future business opportunities.
     In accordance with SFAS No. 146, the estimated lease loss accrued for leased facilities abandoned and subleased after December 31, 2002 represents the fair value of the lease liability as measured by the present value of future lease payments subsequent to abandonment less the present value of any estimated sublease income. For those facilities abandoned and subleased before January 1, 2003, as part of restructuring activities under EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, the estimated lease loss represents payments subsequent to abandonment less any estimated sublease income. In order to estimate future sublease income, we work with real estate brokers to estimate the length of time until we can sublease a facility and the amount of rent we can expect to receive. Estimates of expected sublease income could change based on factors that affect our ability to sublease those facilities such as general economic conditions and the real estate market, among others.
     Other exit costs include costs to consolidate facilities or close facilities and relocate employees. A liability for such costs is recorded at its fair value in the period in which the liability is incurred.
     At each reporting date, we evaluate our accruals for exit costs and employee separation costs to ensure the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. If necessary, we reverse accruals through the income statement line item entitled “restructuring and impairment costs”, where the original charges were recorded, when it is determined that they are no longer required.
Income Taxes
     We currently have significant deferred tax assets in certain jurisdictions resulting from tax credit carry-forwards, net operating losses and other deductible temporary differences, which will reduce taxable income in such jurisdictions in future periods. We have provided valuation allowances for future tax benefits resulting from U.S. and certain foreign net operating loss carry-forwards and for certain other U.S. and foreign deductible temporary differences where we believe future realizability is in doubt. SFAS No. 109 requires a valuation allowance be

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized, and further provides that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence in the form of cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. In the third quarter of fiscal year 2003, we established a valuation allowance for most of our deferred tax assets. This was primarily due to cumulative losses from prior years and uncertainty regarding our ability to generate certain minimum levels of taxable income within the next three years. We have not yet established a sustained level of profitability since that time in those countries in which the deferred tax assets arose and thus expect to record a full valuation allowance on future tax benefits. Our ability to realize sustained profitability in those jurisdictions in the near term is uncertain as Solectron derives the majority of its revenue from low-cost locations. It is these low-cost locations where Solectron anticipates reporting taxable profits. Solectron will not be able to offset any tax expense associated with these taxable profits with the unrecognized deferred tax assets described above. As a result of our assessment, our total valuation allowance on deferred tax assets arising from continuing operations is approximately $1.7 billion at August 31, 2005.
     We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide income tax provision and evaluating tax positions. There are many transactions and calculations where the ultimate tax determination is uncertain and we are regularly under audit by tax authorities. Accordingly, we have established contingency reserves for income taxes in various jurisdictions in accordance with SFAS No. 5 “Accounting for Contingencies”.
     We believe that our accruals for tax liabilities are adequate for all open years, based on our assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. Although we believe that our accruals for tax liabilities are reasonable, tax regulations are subject to interpretation and the tax controversy process is inherently uncertain; therefore, our assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision in the period in which such determination is made.
Loss Contingencies
     We are subject to the possibility of various loss contingencies arising in the ordinary course of business (for example, environmental and legal matters). We consider the likelihood of the loss occurring and our ability to reasonably estimate the amount of loss in determining the necessity for, and amount of, any loss contingencies. Estimated loss contingencies are accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate information available to us to determine whether any such accruals should be adjusted. Such revisions in the estimates of the potential loss contingencies could have a material impact on our consolidated results of operations and financial position.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

be adjusted. Such revisions in the estimates of the potential loss contingencies could have a material impact on our consolidated results of operations and financial position.
Stock-Based Compensation [Introduced in Q1 2006 upon our adoption of SFAS No. 123R]
     We account for stock-based compensation in accordance with SFAS No. 123R, Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating our stock price volatility, employee stock option exercise behaviors and employee option forfeiture rates.
     Our expected volatility is based upon equal weightings of the historical volatility of Solectron’s stock and, for fiscal periods in which there is sufficient trading volume in options on Solectron’s stock, the implied volatility of traded options on Solectron stock having a life of more than 6 months.
     The expected life of options is based on observed historical exercise patterns, which can vary over time.
     As stock-based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest, the amount of expense has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.
     If factors change and we employ different assumptions in the application of SFAS No. 123R, the compensation expense that we record in future periods may differ significantly from what we have recorded in the current period.
Results of Operations for Fiscal Years 2005, 2004 and 2003, page 20

Gross Profit – Continuing Operations, page 22

Comment:

3.	You state that gross profit varies from period to period and is affected by a number of factors including product mix, production efficiencies, component costs and delivery linearity, product life cycles, unit volumes, expansion and consolidation of manufacturing facilities, utilization of manufacturing capacity, pricing, competition, and unanticipated

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

inventory charges. It is unclear from the paragraphs that follow in this section how you have explained these changes that occurred for the periods being compared. Revise your MD&A in future filings to discuss in detail those items that impact the comparisons of the income statement line item cost of sales/gross profit as a dollar change and as a change in terms of percent of sales. We refer you to the guidance in Item 303 of Regulation S-K and our interpretive release titled, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

We will revise our MD&A in future filings to discuss in detail those quantifiable and measurable items that impact the comparisons of the income statement line item cost of sales/gross profit as a dollar change and as a change in terms of percent of sales.

Selling, General and Administrative Expenses – Continuing Operations, page 22

Comment:

4.	You state that the overall dollar decrease in selling, general and administrative expenses was the result of reduced headcount, full realization of cost reduction initiatives and restructuring activities that began in fiscal year 2003 plus reductions in bad debt expense offset by costs for Sarbanes-Oxley compliance. In those instances where you state that a change is primarily attributable to more than one cause, discuss and quantify the impact of all causes on operations. Avoid just listing causes for an increase/decrease in a particular line item on your income statement. Please revise your MD&A in future filings to provide a meaningful discussion of each increase/decrease in selling, general and administrative expenses along with the related dollar impact for those periods being compared.

Response:

We will revise our MD&A in future filings to provide a more meaningful discussion of each increase/decrease in selling, general and administrative expenses along with the related dollar impact for those periods being compared.

Restructuring and Impairment Costs – Continuing Operations, page 22

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

Comment:

5.	We note as disclosed in a Form 8-K filed in April 2005 that you approved a restructuring plan with charges estimated to range between $100-115 million. You further state these charges are to be taken to further consolidate facilities, reduce the workforce in Europe and North America and impair certain long-lived assets. Tell us and disclose in MD&A in future filings the following in regards to your 2005 restructuring plan;
•	Per footnote 1 of SFAS 146, a restructuring is defined as a program that is planned and controlled by management and materially changes either (a) the scope of a business undertaken by an enterprise, or (b) the manner in which that business is conducted. A restructuring includes the sale or termination of a line of business, the closure of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations. Based on your current disclosure on page 22, it is unclear as to management’s plans and how you have met the definition of restructuring. Please advise us and revise your disclosure in future filings as necessary.

•	Discuss the events and decisions which gave rise to the restructuring.

•	Specifically, identify those facilities that you have consolidated or plan to consolidate.

•	The total reduction in workforce in Europe and North America, how much reduction has occurred to date and how much further headcount reductions in Europe and North America should be attained.

•	A description of the impaired long-lived assets and the facts and circumstances leading to the impairment in certain long-lived assets and the facility in Japan. Disclose the proceeds received from the sale of the facility and any gain or loss reflected on the sale
Refer to the guidance in SFAS 146 and SAB Topic 5-P.
Response:
We will revise our MD&A in future filings to include the information requested with regards to our FY 2005 restructuring plan
We believe that our FY 2005 restructuring met the definition of a restructuring program as defined in footnote 1 of SFAS 146, as it changed the manner in which we conduct business.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

As described below in our anticipated MD&A revision, the restructuring plan included both the closure of business activities in certain locations and the relocation of business activities from one location to another. Because of our level of past restructuring activities, we have concluded that we have a substantive severance plan in many of the geographies in which we operate. As a result, we generally record severance costs in accordance with the provisions of SFAS No. 112 “Employer’s Accounting for Postemployment Benefits.” For the benefit of your review, we have set forth below restructuring MD&A language relative to the FY 2005 restructuring plan that, where appropriate, would appear in future filings consistent with the Staff’s comments:
During fiscal year 2005, in response to a decline in revenues from fiscal year 2004 levels, we reviewed our cost structure and geographic footprint and determined that cost savings could be realized by moving certain activities from high-cost facilities in Europe and North America to facilities in low cost geographies. This plan, as amended, will result in restructuring and impairment charges of approximately $80 million to $95 million and includes the following measures:
•	Close our facilities in Hillsboro, Oregon; Winnipeg, Canada; Lincoln, California; Turnhout, Belgium; and Munich, Germany.

•	Eliminate approximately 2,500 positions at (1) the facilities being closed; (2) our facilities in Bordeaux, France; Dunfermline, Scotland; Mexico; Brazil; and other facilities; and (3) within our material procurement and sales organizations in Europe and North America. These actions included the elimination of certain positions, the migration of certain functional activities to facilities in low cost geographies, and the outsourcing of certain activities.

•	Impair certain long-lived assets (primarily buildings and leasehold improvements) in connection with the facilities being vacated and equipment made obsolete to the extent that we would be unable to recover their carrying value upon sales to third parties.
These restructuring activities will result in future savings in salaries and benefits and depreciation expense that would impact cost of goods sold and SG&A expense in future periods. Through August 31, 2005, we recorded approximately $56.9 million of restructuring and impairment expense, primarily consisting of severance costs, related to the plan. As of August 31, 2005, we have reduced our workforce by 1,000 personnel in connection with this plan and expect to reduce headcount by an additional 1,500 personnel prior to the completion of this plan. We expect to substantially complete this restructuring plan by the end of fiscal 2006.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

Also during FY 2005, Solectron management decided to sell a facility in Japan based upon the relatively high cost of conducting business at that location. We impaired the tangible assets related to that facility once it became more likely than not that the negotiated selling price would be less than the carrying value of the tangible assets, resulting in a charge of $35.9 million. Solectron received proceeds of approximately $30 million upon the sale of that facility. There was no further gain or loss arising from the sale of this facility.

Consolidated Financial Statements, page 37

Consolidated Statements of Cash Flows, page 41

Comment:

6.	We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because (i) your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28; and (ii) you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount as supplemental disclosures rather than classifying discontinued operations cash flows by activity — operating, investing, and financing — within the body of the cash flow statement itself (i.e. not as supplemental disclosure) as required by SFAS 95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:
•	You change your presentation to address the points noted above and to comply with SFAS 95 in your next periodic report filed subsequent to February 15, 2006. If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you should include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.

•	You label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

•	You make specific and prominent footnote disclosure to the effect that you have separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

•	Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.

•	Please ensure that you comply with the requirement in SFAS 95, paragraph 7 that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows are the same amounts presented as cash and cash equivalents on the balance sheets. If the “current assets of discontinued operations,” which you present as a single amount on your balance sheet includes cash and cash equivalents, one way you can comply with SFAS 95, paragraph 7 is to separately quantify on the face of the statement of cash flows the portion of each of (i) net decrease in cash and cash equivalents; (ii) cash and cash equivalents at the beginning of the period, and (iii) cash and cash equivalents at the end of the period attributable to continuing operations and the portion attributable to discontinued operations. The amount of cash and cash equivalents included within “current assets of discontinued operations” on the balance sheet may be shown parenthetically or as a single line on the balance sheet.
Response:

We will revise our statement of cash flows in future filings, commencing with our Form 10-Q for the period ended February 28, 2006, to comply with the requirements cited in your comment. For the benefit of your review, we have set forth below cash flow footnote language that would, where appropriate, appear in future filings consistent with the Staff’s comments.
NOTE 2 — Revision of Statement of Cash Flows
     Solectron has revised its statements of cash flows for the six months ended February 28, 2006 and February 28, 2005, respectively, to present cash flows related to discontinued operations consistent with the requirements of Financial Accounting Standards Board (“FASB”) Statement No. 95, “Statement of Cash Flows”. This revision includes beginning the indirect method of determining cash flows from operating activities with net income (loss) rather than net income (loss) from continuing operations. In addition, the operating, financing and investing cash flows of discontinued operations have been separately presented within the body of the statements of cash flows, which in prior periods were reported on a consolidated basis as a single amount. Solectron intends to utilize this revised presentation in all future annual and quarterly filings. The following table presents revised summary cash flow information for each of the three most recently completed fiscal years.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

	Years Ended August 31
	2005	2004	2003
	(In millions)
	(Revised)	(Revised)	(Revised)
Cash flows from operating activities:
Net income (loss)	$3.4	$(177.4)	$(3,452.6)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
(Earnings) loss from discontinued operations	(13.9)	(85.0)	443.7
Depreciation and amortization	193.3	276.3	330.3
Loss (gain) on retirement of debt and interest rate swaps	45.6	72.1	(39.4)
Deferred tax charge	11.9	(12.0)	528.9
Impairment of goodwill and intangible assets	—	47.5	1,792.0
Loss on disposal and impairment of property and equipment, net	46.6	60.2	157.5
Other	—	—	(5.2)
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	362.9	(144.3)	123.4
Inventories	348.5	(134.1)	420.4
Prepaid expenses and other assets	11.0	6.8	106.9
Accounts payable	(53.6)	150.3	(132.0)
Accrued expenses and other current liabilities	(8.4)	(69.0)	7.1

Net cash provided by (used in) operating activities of continuing operations	947.3	(8.6)	281.0
Net cash provided by (used in) operating activities of discontinuing operations	22.4	2.9	109.4

Net cash provided by (used in) operating activities	969.7	(5.7)	390.4

Cash flows from investing activities:
Change in restricted cash and cash equivalents	4.3	44.5	169.8
Sales and maturities of short-term investments	2.5	27.5	252.5
Purchases of short-term investments	(28.8)	—	(56.1)
Settlement of loan receivable related to synthetic lease	31.4	—	—
Acquisitions, net of cash acquired	(42.2)	—	(49.3)
Capital expenditures	(150.4)	(149.6)	(124.6)
Proceeds from sale of property and equipment	32.1	68.9	60.1
Divestitures and receipts from (advances to) discontinued operations	38.9	505.6	84.1
Supply agreement and other	—	0.2	48.3

Net cash (used in) provided by investing activities of continuing operations	(112.2)	497.1	384.8
Net cash (used in) provided by investing activities of discontinuing operations	16.5	466.3	(112.2)

Net cash (used in) provided by investing activities	(95.7)	963.4	272.6

Cash flows from financing activities:
Proceeds used for ACES early settlement	—	(63.3)	—
Net repayment of bank lines of credit and other debt arrangements	(23.8)	(50.5)	(85.0)
Proceeds from issuance of ACES and Senior Notes	—	436.5	—
Payments made to redeem ACES and Senior Notes	(544.7)	—	—
Net (costs) proceeds to settle interest rate swap	(8.2)	6.0	—
Repurchase of LYONS	—	(950.2)	(967.5)
Common stock repurchase	(71.0)	—	—
Net proceeds from issuance of common stock	77.7	111.1	7.8
Other	—	—	28.4

Net cash used in financing activities of continuing operations	(570.0)	(510.4)	(1,016.3)
Net cash used in financing activities of discontinuing operations	(38.9)	(507.4)	(6.3)

Net cash used in financing activities	(608.9)	(1,017.8)	(1,022.6)

Effect of exchange rate changes on cash and cash equivalents	5.0	14.7	35.8

Net increase (decrease) in cash and cash equivalents	270.1	(45.4)	(323.8)

Cash and cash equivalents of continuing operations at beginning of period	1,412.7	1,425.3	1,742.9
Cash and cash equivalents of discontinuing operations at beginning of period	—	32.8	39.0

Total cash and cash equivalents at beginning of period	1,412.7	1,458.1	1,781.9

Cash and cash equivalents of continuing operations at end of period	1,682.8	1,412.7	1,425.3
Cash and cash equivalents of discontinuing operations at end of period	—	—	32.8

Total cash and cash equivalents at end of period	$1,682.8	$1,412.7	$1,458.1

SUPPLEMENTAL DISCLOSURES
Cash paid (received) during the period:
Income taxes	$14.7	$6.6	$(199.6)
Interest	$59.0	$100.8	$133.4
Non-cash investing and financing activities:
Early settlement of ACES for stock	$—	$1,006.6	$—
Accrued stock repurchase	$11.2	$—	$—

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

Notes to Consolidated Financial Statements, page 42

Note 1. Summary of Significant Accounting Policies, page 42

Revenue Recognition, page 44

Comment:

7.	Your revenue recognition policy appears somewhat vague and generic. Please revise in future filings to indicate the nature of your product sales and services you provide to your customers. Tell us and revise in future filings to distinguish for the reader the nature of the services you provide on a net basis.

Response:

We will revise our revenue recognition policy disclosure in future filings to indicate the nature of the product sales and services that we provide to our customers. We will also revise our future filings to distinguish for the reader the nature of the services that we provide on a net basis. For the benefit of your review, we have set forth below suggested language, based on our most recent 10-K, that where appropriate, would appear substantially as follows:

Revenue Recognition: Solectron principally generates revenue from the manufacture of products for customers, the repair of both in-warranty and out-of-warranty products, and the provision of supply chain services. Solectron recognizes revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured.
          We record reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Such incentive programs include premium payments and rebates. Premium payments are up-front payments to customers at program inception, made as a part of a competitive bidding arrangement, and sometimes in lieu of acquiring manufacturing assets and workforce from the customer. Premium payments are recognized either up-front or over time based on the terms of the customer agreement. In order to recognize a premium over time, the customer agreement must clearly state that we are entitled to a refund of the premium payment from the customer, either pro rata or otherwise, if certain production levels

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

are not achieved. Where such contractual recovery provisions exist, we believe that a probable future economic benefit exists and, thus, establish an asset, which is amortized against revenue as product and/or service delivery occurs under the contract. When the contractual recovery provisions do not exist, we record the premium payment as an immediate up-front reduction of revenues. For those incentives that require the estimation of future sales, such as for rebates, we use historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals are recorded.
     From time-to-time, Solectron includes an extended warranty at the time of product shipment. The revenue associated with the extended warranty is deferred and recognized over the extended warranty period.
     Certain customer arrangements require evaluation of the criteria outlined in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when Solectron is primarily obligated in a transaction, is subject to general and physical inventory risk, has latitude in establishing prices, has discretion in selecting suppliers, changes the product or performs the service, is involved in the determination of product or service specifications, and has credit risk, or has several but not all of these indicators, revenue is recorded gross. If several of these indicators are not present, Solectron generally records the net amounts as commissions earned. For example, in a situation where a customer retains ownership of the materials utilized in their products, Solectron would generally only recognize revenue on a net basis.
     Comment:
8.	We note from your disclosures that certain arrangements with customers require you to record revenue on a net basis as commissions earned. In this regard, because commissions and fees earned from activities reported net are service revenues, tell us and revise in future filings, if separate presentation in the income statement of revenues from the sale of products and revenue from the provision of services and related costs of revenues would be required under Regulation S-X, Rule 5-03(b)(1).

Response:

Solectron derives less than 10% of its revenues and cost of revenues from activities other than the manufacture of products for customers and, thus, no separate presentation of these non-manufacturing activities is required under Regulation S-X, Rule 5-03(b)(1). In addition, the gross versus net analysis prescribed in EITF 99-19 is applicable to both the

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

manufacturing and non-manufacturing activities which we perform for our customers. As such, we do not believe that the separate reporting on a financial statement line item of all activities for which we recognize revenues on a net basis would be meaningful to financial statement users. We will, however, continue to monitor the level of revenues and cost of revenues derived from activities other than the manufacture of products for customers. In the event that those revenues and/or cost of revenues exceed 10% of the company-wide total, we will modify our financial statement presentation to comply with the requirements of Regulation S-X, Rule 5-03(b)(1).

Comment:

9.	Consider in future filings providing disclosure of gross transaction volume for those revenues reported net since it is useful to users of financial statements. Such disclosure would be recommended in the notes to the financial statements and/or included in MD&A.

Response:

At present, our information systems and chart of accounts are not configured to permit us to track the gross transaction volume for those revenues reported on a net basis. As we continue to monitor our business performance and make future system configuration decisions, we will consider whether the basis on which we recognize revenues varies by a meaningful amount from period to period and thus, warrants our making the necessary investments to generate this information.

Comment:

10.	You state that premium payments are recognized either up-front or over time based on an assessment of their recoverability and that you account for these incentives under EITF 01-09. Please tell us and revise your disclosure here and within your critical accounting policies section in MD&A in future filings to discuss the nature of these premium payments and clarify for the reader your basis in GAAP for recognizing these payments either up-front or over time based upon the assessment of recoverability.

Response:

We will revise our footnote disclosure and our critical accounting policies section in MD&A to discuss the nature of these premium payments and clarify our basis in GAAP for recognizing these payments either up-front or over time based upon an assessment of their recovery. We supplementally advise the Staff that to date we have not had any situations where up-front payments were deferred and recognized over time. For the benefit of your review, we have set forth below footnote disclosure language that would, where appropriate, appear in future filings consistent with the Staff’s comments.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

We record reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Such incentive programs include premium payments and rebates. Premium payments are up-front payments to customers at program inception, made as a part of a competitive bidding arrangement, and sometimes in lieu of acquiring manufacturing assets and workforce from the customer. Premium payments are recognized either up-front or over time based on the terms of the customer agreement. In order to recognize a premium over time, the customer agreement must clearly state that we are entitled to a refund of the premium payment from the customer, either pro rata or otherwise, if certain production levels are not achieved. Where such contractual recovery provisions exist, we believe that a probable future economic benefit exists and, thus, establish an asset, which is amortized against revenue as product and/or service delivery occurs under the contract. When the contractual recovery provisions do not exist, we record the premium payment as an immediate up-front reduction of revenues. For those incentives that require the estimation of future sales, such as for rebates, we use historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals are recorded.

Note 10. Income Taxes, page 53

Comment:

11.	We note that you have established a contingency reserve for income taxes and you assess such reserves and adjust as necessary. Revise this note in future filings to disclose the nature and amount of the reversal to this reserve and the impact on your effective tax rate for fiscal year 2005. Consider including such explanation in your MD&A discussion to the extent necessary for an understanding of the changes in your effective tax rates for the periods being compared.

Response:

We will revise our note in future filings to disclose the nature and amount of this reversal and the impact on our effective tax rate for fiscal year 2005. We will also, if appropriate, consider including such explanation in our MD&A discussion to the extent necessary for an understanding of the changes in our effective tax rate. Please note that “Note 15 – Income Taxes” to Solectron’s Form 10-Q for the period ended May 27, 2005 included the following disclosure, which we will include in our future filings in addition to the other information requested in your comment:

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

“ For the quarter ended May 31, 2005, Solectron had a benefit to the tax provision of $7 million, which had been previously established for a potential shortfall in spending commitments related to a tax holiday of a foreign subsidiary. During the quarter, a study was completed verifying that the spending commitments had been met.”

Note 14. Restructuring, page 59

Comment:

12.	We note for the periods presented in your 2005 Form 10-K that you continue to initiate and approve restructuring plans. In addition to our comments pertaining to your MD&A noted above, please provide the required disclosures by exit or disposal activity in future filings. For instance, please disclose a description for each of the exit or disposal activity plans, including the facts and circumstances leading to the expected activity and expected completion date of your activity (refer to paragraph 20 (b) of SFAS 146). Also, include the total amount expected to be incurred in connection with each activity, the amount incurred in the respective periods presented, and the cumulative amounts incurred to date. These disclosures should be included in any subsequent period until the activity is completed. Refer to the guidance in SAB Topic 5-P (4) and paragraph 20 of SFAS 146.

Response:

We will revise our footnote disclosure in future filings to include the required information by exit or disposal activity. For the benefit of your review, we have set forth below an example of footnote restructuring language that would appear in future filings consistent with the Staff’s comments:

Overview of Restructuring Plans

Fiscal Year 2005 Restructuring Plan

During fiscal year 2005, in response to a decline in revenues from fiscal year 2004 levels, we reviewed our cost structure and geographic footprint and determined that cost savings could be realized by moving certain activities from high-cost facilities in Europe and North America to facilities in low cost geographies. This plan, as amended, will result in restructuring and impairment charges of approximately $80 million to $95 million and includes the following measures:
•	Close our facilities in Hillsboro, Oregon; Winnipeg, Canada; Lincoln, California; Turnhout, Belgium; and Munich, Germany.

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

•	Eliminate approximately 2,500 positions at (1) the facilities being closed; (2) our facilities in Bordeaux, France; Dunfermline, Scotland; Mexico; Brazil; and other facilities; and (3) within our material procurement and sales organizations in Europe and North America. These actions included the elimination of certain positions, the migration of certain functional activities to facilities in low cost geographies, and the outsourcing of certain activities.

•	Impair certain long-lived assets (primarily buildings and leasehold improvements) in connection with the facilities being vacated and equipment made obsolete to the extent that we would be unable to recover their carrying value upon sales to third parties.
Through August 31, 2005, Solectron had recorded approximately $56.9 million of cash and non-cash restructuring and impairment expenses related to this plan. This amount consisted of $49.3 million of severance charges, $0.9 million of transfer and other exit costs and a $6.7 million loss on the disposition of a restructured building. As of August 31, 2005, we have reduced our workforce by 1,000 personnel in connection with this plan and expect to reduce headcount by an additional 1,500 personnel prior to the completion of this plan. We expect to substantially complete this restructuring plan by the end of fiscal 2006.

Fiscal Year 2004 Restructuring Plan

In the fourth quarter of fiscal 2004, in order to derive savings in its human resources and information technology functions, as well as reduce labor costs in certain high cost facilities, Solectron committed to a plan to eliminate approximately 2,100 full-time positions primarily in Europe and North America, consolidate certain facilities, and impair certain long-lived assets.

This plan was expected to result in total restructuring and impairment charges of $20.0 million. Through August 31, 2005, Solectron had recorded restructuring and impairment charges of approximately $24.1 million related to this plan. This amount consisted of $12.6 million of severance charges, $8.2 million relating to the impairment of certain long-lived assets, and $3.3 million of facility lease obligation and other expenses. The facility lease obligation currently expires in 2011. . We expect to substantially complete this restructuring plan by the end of fiscal 2006.

Legacy Restructuring Plans

From 2001 through 2003, a significant economic downturn adversely impacted Solectron’s business, resulting in a decline in revenues from $17.4 billion in fiscal year 2001 to $9.8 billion in fiscal year 2003. In response to these trends, Solectron initiated a series of

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

restructuring measures to align its capacity and infrastructure with anticipated customer demand. These actions included significant reductions in our workforce, the closure and consolidation of facilities, and the impairment of certain long-lived assets. These restructuring activities were substantially complete as of August 31, 2005, as the remaining accrual is almost entirely attributable to ongoing facility lease obligations, which are currently leased through 2014. However, we expect to incur nominal restructuring costs as we continue to sell restructured long-lived assets and revise previous estimates. Revisions to estimates will primarily be due to changes in assumptions used for the facility lease loss accrual.
Restructuring Activity by Plan
The restructuring and impairment charges incurred by restructuring plan were as follows:

	Fiscal 2005	Fiscal 2004	Legacy
	Plan	Plan	Plans	Total
Balance of accrual at August 31, 2003	$—	$—	$145.7	$145.7

Provision	—	13.4	94.2	107.6
Provision adjustments	—	—	(15.7)	(15.7)
Cash payments	—	(0.8)	(144.2)	(145.0)

Balance of accrual at August 31, 2004	—	12.6	80.0	92.6
Fiscal Year 2004 loss on disposal of and impairment of equipment and facilities, net		5.6	32.9	38.5

Provision	50.2	7.4	0.6	58.2
Provision adjustments	—	(4.9)	(7.4)	(12.3)
Cash payments	(10.0)	(9.9)	(40.9)	(60.8)

Balance of accrual at August 31, 2005	$40.2	$5.2	$32.3	$77.7

Fiscal Year 2005 loss on disposal of and impairment of equipment and facilities, net	$6.7	$2.6	$—	$9.3
Note 19. Quarterly Consolidated Financial Data (Unaudited), page 67
Comment:
13.	You disclose that during fourth quarter of 2005, you recorded a credit of approximately $9 million to expense as a result of a change in estimate in connection with your employee health insurance accrual. Tell us and revise in future periods to include a description of

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

the change in estimate and the effect on income from continuing operations, net income and related per-share amounts. Refer to the guidance in paragraph 22 of SFAS 154.
Response:
For the benefit of your review, we have set forth below footnote disclosure language that would, where appropriate, appear in future filings consistent with the Staff’s comments.
On January 1, 2005, Solectron changed its employee health insurance plan providers, reallocated health insurance premium costs between itself and its employees, and increased its level of self-insurance with regards to employee health insurance costs. In establishing its level of health insurance accrual for 2005, Solectron took into account market estimates of health cost-related inflation along with the changes described above. During the quarter ended August 25, 2005, Solectron concluded that its expense estimates had been in excess of actual health insurance claims. Accordingly, during the fourth quarter of fiscal 2005, the Company recorded an approximately $9 million credit to expense as a result of a change in estimate in connection with its employee health insurance accrual. This change in estimate increased both income from continuing operations and net income by $9 million and increased fully diluted earnings per share by $.01.
Exhibit 12.1 Computation of Ratios of Earnings to Fixed Charges
Comment:
14.	Please revise in future filings to include the computation of the ratio of earnings to fixed charges for the past five years. Refer to Item 503 (d) and paragraph (b)(12) of Item 601 of Regulation S-K.
Response:
We will revise our future filings to include the computation of the ratio of earnings to fixed charges for the past five years. For the benefit of your review, we have set forth below the ratio of earnings to fixed charges based on our most recent 10-K, that would appear as follows:

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

Computation of Ratios of Earnings to Fixed Charges

	Twelve Months Ended August 31
	2005	2004	2003	2002	2001
	(in millions)
Net income (loss)	$3.4	$(177.4)	$(3,452.6)	$(3,109.7)	$(127.2)
Discontinued operations (income) loss, net of tax	(13.9)	(85.0)	443.7	40.4	33.4
Income tax expense (benefit)	15.7	(3.3)	525.5	(449.0)	(35.9)

Income (Loss) from continuing operations before income tax expense (benefit)	$5.2	$(265.7)	$(2,483.4)	$(3,518.3)	$(129.7)
Add back: fixed charges	78.7	172.1	236.2	272.4	199.4

Earnings before fixed charges	$83.9	$(93.6)	$(2,247.2)	$(3,245.9)	$69.7

Fixed Charges:
Interest portion of rent expense	$22.2	$26.8	$29.1	$33.6	$24.6
Interest expense	56.5	145.3	207.1	238.8	174.8

	$78.7	$172.1	$236.2	$272.4	$199.4

Ratio of earnings to fixed charges	1.1	—	—	—	—

Deficiency of earnings to fixed charges (1)	$—	$(265.7)	$(2,483.4)	$(3,518.3)	$69.7

(1)	Earnings before fixed charges were inadequate to cover fixed charges for fiscal years 2002, 2003, and 2004.
Form 10-Q for the Quarter Ended November 25, 2005
Notes to Condensed Consolidated Financial Statements, page 6
Note 13. Restructuring and Impairment, page 19
Comment:
15.	You disclose that during the quarterly period ended November 30, 2005 total estimated restructuring charges under the plan approved in April 2005 was further reduced from $80-95 million to $55-$65 million due to lower estimated severance charges resulting from new business opportunities. Tell us and revise in future filings to discuss in detail management’s plan to accomplish the significant cost reductions.
Response:
We will revise our future filings to state management’s plan to accomplish the cost reductions associated with the restructuring plan approved in April 2005 For the benefit of your review, we have set forth below an example of restructuring footnote language that would appear in future filings consistent with the Staff’s comments:
During fiscal year 2005, in response to a decline in revenues from fiscal year 2004 levels, we reviewed our cost structure and geographic footprint and determined that cost savings could be realized by moving certain activities from high-cost facilities in Europe and North America to facilities in low cost geographies. This restructuring plan, as amended, will result in restructuring and impairment charges of approximately $55 million to $65 million, and included the following measures:

Michele Gohlke
Securities and Exchange Commission
March 30, 2006

•	Close our facilities in Hillsboro, Oregon; Winnipeg, Canada; Lincoln, California; Turnhout, Belgium; and Munich, Germany.

•	Eliminate approximately 2,400 positions at (1) the facilities being closed; (2) our facilities in Bordeaux, France; Dunfermline, Scotland; Mexico; Brazil; and other facilities; and (3) within our material procurement and sales organizations in Europe and North America. These actions included the elimination of certain positions, the migration of certain functional activities to facilities in low cost geographies, and the outsourcing of certain activities.

•	Impair certain long-lived assets (primarily buildings and leasehold improvements) in connection with the facilities being vacated and equipment made obsolete to the extent that we would be unable to recover their carrying value upon sales to third parties.
Cumulative restructuring and impairment costs recorded under this plan as of November 30, 2005 were approximately $53.5 million. As of November 30, 2005, we have reduced our workforce by 1,500 personnel in connection with this plan and expect to reduce headcount by an additional 900 personnel prior to the completion of this plan. We expect to substantially complete this restructuring plan by the end of fiscal 2006.
          We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (408) 956-6411 or Warren Ligan, Corporate Controller, at (408) 956-6553.

Solectron Corporation

/s/ Paul Tufano

Paul Tufano
Executive Vice President and
Chief Financial Officer

cc:	Tara Harkins — Staff Accountant Martin James — Senior Assistant Chief Accountant KPMG Silicon Valley